
10015093



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
January 7, 2010

Éléonore South JV Project 1-km-long Gold Halo

Eastmain Resources Inc. (TSX:ER) reports results from the fall drilling program at its Éléonore South joint-venture project with Les Mines Opinaca Ltée. ("Opinaca"), a wholly-owned subsidiary of Goldcorp Inc. (TSX:G, NYSE:GG) and Azimut Exploration Inc. ("Azimut"). 14 drill holes totaling 3,697 metres were completed to test the JT gold zone as well as two other priority targets on the property. In the JT Gold Zone area, 9 of 12 holes intersected gold-bearing sediments over wide intervals, along a one-kilometre-long corridor (Long section, Map 1, website).

Drilling has confirmed a strong gold geochemical anomaly for a length of one kilometre in the JT target area. Gold-bearing sedimentary rocks containing arsenopyrite assayed up to 9.22 grams per tonne gold over a half-metre core interval, beneath previous surface trench sampling, which returned assays of up to 5.33 g/t gold (Au) across 8.0 metres and 10.9 g/t Au over 3.0 metres (Aug 30, 2007 News Release).

Geologically similar to the gold-rich, arsenopyrite-bearing sediments hosting Goldcorp's Roberto deposit, located 12 kilometres northwest, the JT Gold Zone assemblage is also flanked by wide intervals of mine-series altered, aluminous sediments. These gold-enhanced rocks were subsequently cross-cut and invaded by multiple pegmatite dykes, which may mark the pathway of a primary, deeply-rooted ore plumbing system or a significant and highly-prospective ore-forming structure. The extensive nature of the gold mineralization at Éléonore South may be indicative of a robust mineral deposit, similar to Roberto.

Results from current drilling include:

- 10.01 gram metres (grams x metres) in hole ES09-20 at 199 metres down the hole (0.35 g/t Au over 12.0 metres)
- 11.18 gram metres at 212 metres in hole ES09-22 (0.64 g/t Au over 17.50 metres) including, 3.73 g/t Au over 2.0 metres
- 14.01 grams metres in ES09-23 at 186 metres (1.40 g/t Au over 10 metres), which includes, 9.22 g/t Au over a half-metre
- 8.97 gram metres at 71 metres down the hole in ES09-25 (0.37 g/t Au over 24 metres)

The JT gold Zone is open to the north and at depth. Drilling to date, although still very early-stage, has produced very significant initial results, suggesting an extremely large, near-surface, gold-enriched halo within mine-series rocks, similar in nature to the geochemical halo surrounding Roberto. Neither the depth extension nor the northern trend of the JT Zone halo have been drill tested yet. All of the holes completed within the JT Zone sector intersected wide intervals of anomalous gold within Roberto-mine-type altered stratigraphy. Quartz veining, silicification and tourmaline mineralization, common to Roberto, also occur within a number of core intervals.

The 2009 Éléonore South drill program was funded equally by Eastmain and Goldcorp, resulting in an increase in project ownership to approximately 35.3% for both parties. Eastmain, the project manager, has recommended additional drilling to test for ore-grade material laterally to, and below the geochemically-enriched gold halo for 2010. A large number of untested targets will be recommended for drilling in future programs.

dlw 1/25

"As of last year, Goldcorp's Éléonore Project (Roberto Deposit) contained 5.3 million ounces of gold, consisting of 2.3 million ounces of measured and indicated gold resources at an average grade of 10.05 grams per tonne, and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne," stated Dr. Donald J. Robinson, President & CEO of Eastmain. "This gold deposit will transform the James Bay region of Québec from an exploration frontier into a new Canadian mining district." Robinson continues, "Éléonore South is an early-stage project, which to date hosts a very large geochemical gold anomaly within the same rock formations as those hosting its future neighbouring mine. Similar to the gold halo surrounding Roberto, the size of the JT gold-bearing system indicates excellent potential for another orebody nearby."

Dr. Donald J. Robinson P. Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101. Chemical analysis was completed by ALS CHEMEX Laboratories. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from BTW core. Core is sawed in half lengthwise along the core axis with one-half sent to ALS CHEMEX and the other half retained for future reference.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $17.1 Million in working capital, no debt and holds an interest in 12 projects within the James Bay District, including the Éléonore South property. Eastmain has allocated a minimum budget of $5.0 million for gold exploration in Québec for 2010.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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Éléonore Area Geology & Geochemistry Au x As Soil

Percentile

 98th

 95th

 80th

 70th

Éléonore

Goldcorp's Eleonore Project 5.3 M ounces

Paragneiss

Tonalite

Pegmatite

12 kms

Mafic Volcanics

Diorite

Opinaca Reservoir

JT Gold Zone

Conglomerate

Wacke

Felsic Volcanics

Éléonore South JV

Éléonore South JV Au-As Soil Geochemical Data

Paragneiss & Pegmatite

2.5 km

Eleonore South JV Project – Drill Plan & Magnetic data



JT Gold Zone
L 2500 N
2400 N
2300 N
2200 N
2100 N
2000 N
1900 N
1800 N
1700 N
1600 N
1500 N
L 1000 W
L 800 W
L 600 W
L 400 W
L 200 W
L 0
L 200 E
L 400 E
L 600 E
L 800 E
L 1000 E
L 1200 E
L 1400 E
ES09-21
ES09-22
ES09-20
ES09-AB
ES08-13
ES09-18
ES08-09/10
ES09-23
ES08-08
ES09-AA
ES08-07
ES08-12
ES08-11
ES09-28
ES09-27
ES09-24
ES09-25
ES09-26
N

Highlights

- Roberto-type Gold Zone
- 300 m x 1,200 m & OPEN
- 920 channel samples
  > 10 to 37,800 ppb
- Visible Gold Zone at surface
  incl. 5.3 g/t Au / 8 m
- 2008 Drilling – up to 10.8 g/t /0.5 m and 0.7 g/t over 10 m
- 2009 Drilling – 1 km long gold zone up to 0.64 g/t Au/17.5m and 1.40 g/t Au/10 m

2008 Drill Hole   2009 Drill Hole

Eastmain Resources inc. Jan 2010

Eleonore South Project - Vertical Longitudinal Section (JT Gold Zone) Looking West



1500 N
1600 N
1700 N
1800 N
1900 N
2000 N
2100 N
2200 N
2300 N
2400 N
2500 N
250 m
200 m
150 m
100 m
50 m
0 m
ES08-07
1.90/4.0 (Upper)
7.6
ES09-25
0.37/24 (Upper)
8.88
ES09-24
0.20/12 (Middle)
2.40
ES08-12
7.06/0.5 (Middle)
3.68
ES08-11
0.49/7.5 (Middle)
3.53
ES08-08
1.54/5.70 (Lower)
8.78
ES08-09
0.70/10.0 (Lower)
7.00
ES08-10
Pegmatite Dyke
ES08-13
0.46/8.20 (Lower)
3.77
ES09-18
0.18/19.0 (Middle)
3.42
ES09-18
0.55/6.20 (Lower)
3.41
ES09-29
0.18/10.0 (Lower)
1.80
ES09-29
0.39/10.0 (Upper)
3.90
ES09-29
0.34/14.0 (Middle)
4.76
ES09-20
0.35/12.0 (Lower)
4.20
ES09-22
0.65/17.5 (Middle)
11.4
ES09-19
0.82/7.0 (Middle)
5.74
ES09-20
1.33/7.5 (Middle)
9.98
ES09-22
0.33/9.0 (Upper)
2.97
ES09-21
0.33/16.5 (Upper)
5.45
ES09-21
0.35/12.0 (Middle)
4.20
ES09-21
0.26/9.80 (Lower)
2.55
ES09-23
1.40/10 (Lower)
14.0
OPEN
OPEN

OPEN

LEGEND

ES09-23 — Drill Hole (ES- Eleonore South Project; 09 - Year; 23 - hole number)
1.40/10 — Grams per tonne gold /metres; Upper, Middle & Lower Zones
14.0 — Grade (Au g/t) x thickness (metres)

0 – 10 gold (gram metres)
> 10 gold (gram metres)

Eastmain Resources Inc.

December 2009